Exhibit 23.1

The Board of Directors
HQ Global Workplaces, Inc.

We consent to the incorporation by reference in the registration statement on Form S-3 of Reckson Service Industries, Inc. of our report dated February 18, 2000 with respect to the consolidated balance sheets of HQ Global Workplaces, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1999 and 1998 and the period from August 25, 1997 (inception) to December 31, 1997, which report appears in the Form 8-K of Reckson Service Industries, Inc. expected to be filed February 28, 2000.

                                                                  /s/ KPMG LLP

Atlanta, Georgia
February 25, 2000